SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-31505

(Check One):[  ]Form 10-K and Form 10-KSB [  ]Form 11-K [  ]Form 20-F
[X]Form 10-Q and Form 10-QSB [  ]Form N-SAR

For Period Ended: September 30, 2002

[ ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full name of registrant
Global Energy Group, Inc.

Former name if applicable

Address of principal executive office (STREET AND NUMBER)
2346 Success Drive

City, state and zip code
Odessa, FL 33556

PART II – RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company is in the process of preparing an amended Form 10-KSB for fiscal year 2001 that it expects to file shortly, once certain open items are resolved. The Company would like to incorporate these pending changes into its Form 10-QSB and is hopeful that the open items can be resolved within the time period for this extension.

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PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary I. Teblum	813	227-7457

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting (i) an increase in net loss for the quarter from a loss of approximately $204,631 (or $0.04 fully diluted loss per common share) in the third quarter of 2001 to a loss of approximately $651,369 (or $0.05 fully diluted loss per common share) in the third quarter of 2002 and (ii) an increase in net loss for the first nine months of the year from a loss of approximately $752,121 (or $0.15 fully diluted loss per common share) in the nine months ended September 30, 2001 to a loss of approximately $2,205,875 (or $0.17 fully diluted loss per common share) in the nine months ended September 30, 2002.

Revenues increased approximately $11,785 for the 2002 third quarter as compared to the 2001 third quarter and increased approximately $119,145 for the nine months ended September 30, 2002 as compared to the comparable period in 2001. Cost of goods sold also increased from a gross loss of $887 for the 2001 third quarter to a gross profit of approximately $4,067 for the 2002 third quarter and increased from a gross profit of $12,651 for the nine months ended September 30, 2001 to a gross profit of approximately $32,038 for the nine months ended September 30, 2002.

The Company anticipates reporting (i) an increase in operating expenses for the quarter from approximately $200,040 in the third quarter of 2001 to approximately $483,818 in the third quarter of 2002 due to increases in salaries and rent and insurance expenses and (ii) an increase in operating expenses for the first nine months of the year from approximately $752,089 in the nine months ended September 30, 2001 to approximately $1,938,833 in the nine months ended September 30, 2002 due to increases in salaries, rent, insurance and legal and accounting expenses.

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Global Energy Group, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 2002	By Joseph H. Richardson,

President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.     This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.     Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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